Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation or Organization

TAG International Limited	British Virgin Islands

TAG Asset Partners Limited	British Virgin Islands

OnePlatform International Limited	Hong Kong

OnePlatform Wealth Management Limited	Hong Kong

OnePlatform International Property Limited	Hong Kong

AGBA Innovation Limited	Hong Kong

FinLiving Limited	Hong Kong

OnePlatform Asset Management Limited	Hong Kong

Kerberos (Nominee) Limited	Hong Kong

Maxthree Limited	British Virgin Islands

OnePlatform Credit Limited	Hong Kong

Hong Kong Credit Corporation Limited	Hong Kong

Trendy Reach Holdings Limited	British Virgin Islands

Profit Vision Limited	Hong Kong

TAG Asia Capital Holdings Limited	British Virgin Islands

TAG Technologies Limited	British Virgin Islands

AGBA Group Limited	Hong Kong

Tandem Fintech Limited	Hong Kong